Exhibit 99

UNIVERSITY OF PHOENIX ONLINE
(a division of The University of Phoenix, Inc.,
a wholly-owned subsidiary of Apollo Group, Inc.)
BALANCE SHEET

	February 28,	August 31,
	2001	2000

	(Unaudited)
(In thousands)

Assets:

Current assets

Cash and cash equivalents	$41,160	$—

Marketable securities	44,096

Receivables, net	16,203	13,991

Other current assets	446	482

Total current assets	101,905	14,473

Revolving credit advance to Apollo Education Group	2,342

Property and equipment, net	9,858	5,940

Other assets	243	1,549

Total assets	$114,348	$21,962

Liabilities and Divisional Net Worth:

Current liabilities

Accounts payable	$273	$245

Accrued liabilities	2,638	1,220

Student deposits and deferred tuition revenue	23,719	14,526

Total current liabilities	26,630	15,991

Long-term liabilities	33	123

Total liabilities	26,663	16,114

Commitments and contingencies

Divisional net worth

Funds allocated to/from Apollo Education Group	46,474	(23,747)

Accumulated earnings	41,211	29,595

Total divisional net worth	87,685	5,848

Total liabilities and divisional net worth	$114,348	$21,962

The accompanying notes are an integral part of these financial statements.

UNIVERSITY OF PHOENIX ONLINE
(a division of The University of Phoenix, Inc.,
a wholly-owned subsidiary of Apollo Group, Inc.)
STATEMENT OF OPERATIONS

	For the Three Months Ended		For the Six Months Ended
	February 28 and 29,		February 28 and 29,

	2001	2000	2001	2000

	(Unaudited)		(Unaudited)
(In thousands)

Revenues:

Tuition and other, net	$36,125	$21,868	$70,212	$42,585

Costs and expenses:

Instructional costs and services	15,687	11,269	31,333	21,811

Selling and promotional	8,719	3,220	16,321	6,306

General and administrative	2,574	1,585	4,673	3,088

	26,980	16,074	52,327	31,205

Income from operations	9,145	5,794	17,885	11,380

Interest income, net	1,010		1,704

Income before income taxes	10,155	5,794	19,589	11,380

Provision for income taxes	4,115	2,346	7,973	4,610

Net income	$6,040	$3,448	$11,616	$6,770

The accompanying notes are an integral part of these financial statements.

UNIVERSITY OF PHOENIX ONLINE
(a division of The University of Phoenix, Inc.,
a wholly-owned subsidiary of Apollo Group, Inc.)
STATEMENT OF CASH FLOWS

	For the Six Months Ended
	February 28 and 29,

	2001	2000

	(Unaudited)
(In thousands)

Cash flows provided by (used for) operating activities:

Net income	$11,616	$6,770

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	480	615

Provision for uncollectible accounts	750	1,401

Decrease (increase) in assets:

Receivables, net	(2,962)	(4,288)

Other assets	41	80

Increase (decrease) in liabilities:

Accounts payable and accrued liabilities	1,446	466

Student deposits and deferred revenue	9,193	426

Other liabilities	(90)

Net cash provided by operating activities	20,474	5,470

Cash flows provided by (used for) investing activities:

Net additions to property and equipment	(4,817)	(2,321)

Purchase of marketable securities	(49,663)

Maturities of marketable securities	6,000

Net cash used for investing activities	(48,480)	(2,321)

Cash flows provided by (used for) financing activities:

Revolving credit advance to Apollo Education Group	(2,342)

Funds allocated to/from Apollo Education Group	71,508	(3,149)

Net cash provided by (used for) financing activities	69,166	(3,149)

Net increase (decrease) in cash and cash equivalents	41,160	0

Cash and cash equivalents at beginning of period	0	0

Cash and cash equivalents at end of period	$41,160	$—

The accompanying notes are an integral part of these financial statements.

UNIVERSITY OF PHOENIX ONLINE
(a division of The University of Phoenix, Inc.,
a wholly-owned subsidiary of Apollo Group, Inc.)
Notes to Financial Statements
(Unaudited)

1. On March 24, 2000, the Board of Directors of Apollo Group, Inc. (“Apollo”) authorized the issuance of a new class of stock called University of Phoenix Online common stock, that is intended to reflect the separate performance of University of Phoenix Online, a division of The University of Phoenix, Inc. (“UOP”), a wholly-owned subsidiary of Apollo. Apollo’s other businesses and its retained interest in University of Phoenix Online are referred to as “Apollo Education Group.” On October 3, 2000, an initial public offering of 5,750,000 shares of University of Phoenix Online common stock was completed at a price of $14.00 per share. At the time of the offering this stock represented a 10.8% interest in University of Phoenix Online with Apollo Education Group retaining the remaining 89.2% interest in University of Phoenix Online.

University of Phoenix Online is the online division of UOP which is a regionally accredited, private institution of higher education offering associates, bachelors, masters, and doctoral degree programs in business, management, computer information systems, education, and health care. University of Phoenix Online offers its educational programs worldwide through its computerized educational delivery system.

The accompanying financial statements provide financial information regarding the underlying business of University of Phoenix Online. Even though Apollo has separated its assets, liabilities, revenues, and expenses between Apollo Education Group and University of Phoenix Online for purposes of tracking the economic performance of each of University of Phoenix Online and Apollo Education Group, that separation will not change the legal title to any assets or the responsibility for any liabilities and will not affect the rights of creditors. Holders of University of Phoenix Online stock are common stockholders of Apollo and will be subject to all the risks associated with an investment in Apollo’s assets and liabilities. Material financial events which may occur at Apollo Education Group may affect University of Phoenix Online’s results of operations or financial position. Accordingly, University of Phoenix Online’s financial statements should be read in conjunction with Apollo’s consolidated financial statements.

The provision of services and other matters between University of Phoenix Online and Apollo Education Group, including the right to use the curriculum, trademarks, and copyrights of Apollo and its subsidiaries, will be governed by corporate expense, income tax, and license allocation policies, which are described in Note 4. These policies were not in place prior to March 24, 2000. However, in order to prepare financial statements that include charges and benefits of the types provided for under these policies, the accompanying financial statements reflect charges and benefits that would have applied if these policies had been in effect during the periods presented.

This financial information reflects all adjustments, consisting only of normal recurring adjustments, that are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. Unless otherwise noted, references to 2001 and 2000 refer to the periods ended February 28, 2001 and February 29, 2000, respectively.

2. The interim financial statements should be read in conjunction with the financial statements and related notes for the fiscal year ended August 31, 2000 included in Apollo’s Form 10-K as filed with the Securities and Exchange Commission. The results of operations for the three-month and six-month periods ended February 28, 2001 are not necessarily indicative of the results to be expected for the entire fiscal year or any future period.

3. Certain amounts reported for the three months and six months ended February 29, 2000, have been reclassified to conform to the February 28, 2001 presentation, having no effect on net income.

4. University of Phoenix Online’s financial statements reflect the application of certain expense allocation and treasury activity policies summarized below. Although it has no present intention to do so, the Board of Directors of Apollo may rescind, modify, or add to any of these policies. While management believes that these allocation methods are reasonable, the allocated expenses are not necessarily indicative of, and it is not practicable for us to estimate, the levels of expenses that would have been incurred if University of Phoenix Online had been operating as an independent company.

Corporate Expenses

In order to prepare the accompanying financial statements, certain costs incurred by Apollo and UOP were allocated to University of Phoenix Online on the basis of its revenues in relation to those of Apollo and UOP. The allocation of such expenses to University of Phoenix Online during the three and six months ended February 28 and 29, was as follows:

	For the Three Months Ended		For the Six Months Ended
	February 28 and 29,		February 28 and 29,

	2001	2000	2001	2000

	(Unaudited)		(Unaudited)
(In thousands)

Instructional costs and services	$2,807	$1,833	$5,100	$3,754

Selling and promotional	223	65	415	242

General and administrative	2,574	1,585	4,673	3,088

	$5,604	$3,483	$10,188	$7,084

License Fee

Apollo charges University of Phoenix Online a license fee equal to 4% of University of Phoenix Online’s net revenues for the use of curriculum, trademarks, and copyrights owned by Apollo and its subsidiaries. The license fee, which is included in instructional costs and services in the accompanying statement of operations, was $1.4 million and $874,000 for the three months ended February 28, 2001 and February 29, 2000, respectively, and $2.8 million and $1.7 million for the six months ended February 28, 2001 and February 29, 2000, respectively.

Income taxes

University of Phoenix Online’s results, along with those of UOP’s other divisions, are included in Apollo’s consolidated federal income tax return. State taxes are paid based upon apportioned taxable income or loss of Apollo, with the exception of certain state taxes that are based upon an apportionment of UOP taxable income or loss.

The provision for income taxes included in the accompanying statement of operations has been calculated on a separate company basis. The related current and deferred tax assets and liabilities are settled with UOP at the end of each period through the revolving credit advance balance sheet account.

University of Phoenix Online’s effective income tax rate differs from the federal statutory tax rate primarily as a result of state income taxes.

Treasury Activities

Since its inception, Apollo has financed University of Phoenix Online’s operations internally and has not incurred any related third party debt. All of its cash receipts and disbursements were processed by Apollo on University of Phoenix Online’s behalf. All amounts were settled through the funds allocated to/from Apollo Education Group component of University of Phoenix Online’s divisional net worth. Whenever University of Phoenix Online generated cash from operations, that cash was deemed to be transferred to Apollo Education Group and was accounted for as a return of capital. Whenever University of Phoenix Online had a cash need, that cash was deemed to be transferred from Apollo Education Group and was accounted for as a capital contribution. As a result of this policy, no inter-group interest income or expense was reflected in the consolidating statement of operations for the periods prior to the offering.

Upon the completion of the offering, the net proceeds of the offering of $74.1 million were transferred to University of Phoenix Online and accounted for as a capital contribution. Subsequently, the difference between cash receipts and cash outlays attributable to University of Phoenix Online have been accounted for as a revolving credit advance, to the extent this difference was not transferred to University of Phoenix Online, from University of Phoenix Online to Apollo Education Group requiring the reflection of interest expense by Apollo Education Group and interest income by University of Phoenix Online at the rate of interest determined by the Board of Directors. Accordingly, operating results for Apollo Education Group and University of Phoenix Online for periods subsequent to the offering will not be comparable to such operating results prior to the offering.

Review by Independent Accountants

      The financial information as of February 28, 2001, and for the three-month and six-month periods then ended, included in Exhibit 99, has been reviewed by PricewaterhouseCoopers LLP (“PricewaterhouseCoopers”), our independent accountants, in accordance with standards established by the American Institute of Certified Public Accountants. PricewaterhouseCoopers’ report is included in this quarterly report.

      PricewaterhouseCoopers does not carry out any significant or additional audit tests beyond those that would have been necessary if its report had not been included in this quarterly report. Accordingly, such report is not a “report” or “part of a registration statement” within the meaning of Sections 7 and 11 of the Securities Act of 1933 and the liability provisions of Section 11 of such Act do not apply.

Report of Independent Accountants

The Board of Directors and
Shareholders of Apollo Group, Inc.:

We have reviewed the accompanying balance sheet of University of Phoenix Online as of February 28, 2001, and the related statement of operations for each of the three-month and six-month periods ended February 28, 2001 and February 29, 2000 and the statement of cash flows for each of the six-month periods ended February 28, 2001 and February 29, 2000. These financial statements are the responsibility of Apollo Group, Inc.’s management.

We have conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We previously audited in accordance with auditing standards generally accepted in the United States of America, the balance sheet as of August 31, 2000, and the related statements of operations and of cash flows for the year then ended (not presented herein), and in our report dated September 29, 2000 we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying balance sheet information as of August 31, 2000, is fairly stated in all material respects in relation to the balance sheet from which is has been derived.

/s/ PricewaterhouseCoopers LLP
Phoenix, Arizona
March 26, 2001

Management’s Discussion and Analysis of Financial Condition and Results of Operations of University of Phoenix Online

      The following information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of University of Phoenix Online” and the financial statements and related notes of University of Phoenix Online for the fiscal year ended August 31, 2000 included in our Form 10-K as filed with the Securities and Exchange Commission, as well as in conjunction with the financial statements and related notes of University of Phoenix Online for the three-month and six-month periods ended February 28, 2001 included above.

      This Form 10-Q, including the “Management’s Discussion and Analysis of Financial Condition and Results of Operations of University of Phoenix Online” contain forward-looking statements. Forward-looking statements are inherently uncertain and subject to risks. Such statements should be viewed with caution. Forward-looking statements in this Form 10-Q, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of University of Phoenix Online,” include, but are not limited to statements such as 1) total purchases of property and equipment for University of Phoenix Online for the year ended August 31, 2001, are expected to range from $4.0 to $6.0 million; and 2) total costs associated with this facility are expected to be $7.5 million.

      Future events and actual results could differ materially from those set forth in the forward-looking statements as a result of many factors. Statements in this Form 10-Q, including “Notes to Consolidated Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results from Operations,” describe factors, among others, that could contribute to or cause such differences. Additional factors that could cause actual results to differ materially from those expressed in such forward-looking statements include, without limitation: 1) new or revised interpretations of regulatory requirements; 2) changes in or new interpretations of other applicable laws, rules, and regulations; 3) failure to maintain or renew required regulatory approvals, accreditation, or state authorizations by UOP; 4) failure to obtain authorizations from states in which UOP does not currently provide degree programs; 5) failure to obtain approval from the Higher Learning Commission, a member of the North Central Association of Colleges and Schools, for UOP to operate in new states; 6) changes in student enrollment; 7) and other factors set forth in this Form 10-Q . These forward-looking statements are based on estimates, projections, beliefs, and assumptions of us and our management and speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements, or any facts, events, or circumstances after the date hereof that may bear upon forward-looking statements. You are advised, however, to consult any further disclosures we make in our reports filed with the Securities and Exchange Commission.

RESULTS OF OPERATIONS

      The following table sets forth University of Phoenix Online’s statement of operations data expressed as a percentage of net revenues for the periods indicated:

	Three Months Ended		Six Months Ended
	February 28 and 29,		February 28 and 29,

	2001	2000	2001	2000

	(Unaudited)		(Unaudited)
Revenues:

Tuition and other, net	100.0%	100.0%	100.0%	100.0%

Costs and expenses:

Instructional costs and services	43.4	51.5	44.6	51.2

Selling and promotional	24.2	14.7	23.2	14.8

General and administrative	7.1	7.3	6.7	7.3

	74.7	73.5	74.5	73.3

Income from operations	25.3	26.5	25.5	26.7

Interest income, net	2.8		2.4

Income before income taxes	28.1	26.5	27.9	26.7

Less provision for income taxes	11.4	10.7	11.4	10.8

Net income	16.7%	15.8%	16.5%	15.9%

THREE MONTHS ENDED FEBRUARY 28, 2001 COMPARED WITH THREE MONTHS ENDED FEBRUARY 29, 2000

      Tuition and other net revenues increased by 65.2% to $36.1 million in the three months ended February 28, 2001 from $21.9 million in the three months ended February 29, 2000 due primarily to a 48.6% increase in average full-time equivalent degree student enrollments.

      Instructional costs and services increased by 39.2% to $15.7 million in the three months ended February 28, 2001 from $11.3 million in the three months ended February 29, 2000 due primarily to the direct costs necessary to support the increase in degree student enrollments. Direct costs consist primarily of faculty compensation and related staff salaries. These costs as a percentage of tuition and other net revenues decreased to 43.4% in the three months ended February 28, 2001 from 51.5% in the three months ended February 29, 2000 due primarily to greater tuition and other net revenues being spread over the fixed costs related to centralized student services.

      Selling and promotional expenses increased by 170.8% to $8.7 million in the three months ended February 28, 2001, from $3.2 million in the three months ended February 29, 2000, due primarily to additional advertising and an increase in enrollment advisors. These expenses as a percentage of tuition and other net revenues increased to 24.2% in the three months ended February 28, 2001, from 14.7% in the three months ended February 29, 2000, due primarily to increased advertising.

      General and administrative expenses increased by 62.4% to $2.6 million in the three months ended February 28, 2001 from $1.6 million in the three months ended February 29, 2000 due primarily to a higher growth rate at University of Phoenix Online in that period compared to Apollo Education Group which resulted in a higher allocation of general and administrative expenses to University of Phoenix Online. General and administrative expenses as a percentage of tuition and other net revenues decreased to 7.1% in the three months ended February 28, 2001 from 7.3% in the three months ended February 29, 2000 due primarily to greater tuition and other net revenues being spread over a proportionately lower increase in general and administrative expenses.

      Net interest income was $1.0 million and $0 in the three months ended February 28, 2001 and February 29, 2000, respectively. This increase was attributable to the increase in cash equivalents and marketable securities between periods.

      University of Phoenix Online’s effective tax rate remained the same at 40.5% in the three months ended February 28, 2001 and February 29, 2000.

      Net income increased to $6.0 million in the three months ended February 28, 2001 from $3.4 million in the three months ended February 29, 2000 due primarily to increased enrollments and improved utilization of instructional costs and services and general and administrative expenses.

SIX MONTHS ENDED FEBRUARY 28, 2001 COMPARED WITH SIX MONTHS ENDED FEBRUARY 29, 2000

      Tuition and other net revenues increased by 64.9% to $70.2 million in the six months ended February 28, 2001 from $42.6 million in the six months ended February 29, 2000 due primarily to a 52.3% increase in average full-time equivalent degree student enrollments.

      Instructional costs and services increased by 43.7% to $31.3 million in the six months ended February 28, 2001 from $21.8 million in the six months ended February 29, 2000 due primarily to the direct costs necessary to support the increase in degree student enrollments. Direct costs consist primarily of faculty compensation and related staff salaries. These costs as a percentage of tuition and other net revenues decreased to 44.6% in the six months ended February 28, 2001 from 51.2% in the six months ended February 29, 2000 due primarily to greater tuition and other net revenues being spread over the fixed costs related to centralized student services.

      Selling and promotional expenses increased by 158.8% to $16.3 million in the six months ended February 28, 2001 from $6.3 million in the six months ended February 29, 2000, due primarily to additional advertising and an increase in enrollment advisors. These expenses as a percentage of tuition and other net revenues increased to 23.2% in the six months ended February 28, 2001, from 14.8% in the six months ended February 29, 2000 due primarily to increased advertising.

      General and administrative expenses increased by 51.3% to $4.7 million in the six months ended February 28, 2001 from $3.1 million in the six months ended February 29, 2000 due primarily to a higher growth rate at University of Phoenix Online in that period compared to Apollo Education Group which resulted in a higher allocation of general and administrative expenses to University of Phoenix Online. General and administrative expenses as a percentage of tuition and other net revenues decreased to 6.7% in the six months ended February 28, 2001 from 7.3% in the six months ended February 29, 2000 due primarily to greater tuition and other net revenues being spread over a proportionately lower increase in general and administrative expenses.

      Net interest income was $1.7 million and $0 in the six months ended February 28, 2001 and February 29, 2000, respectively. This increase was attributable to the increase in cash equivalents and marketable securities between periods.

      University of Phoenix Online’s effective tax rate remained relatively flat at 40.7% in the six months ended February 28, 2001 from 40.5% in the six months ended February 29, 2000.

      Net income increased to $11.6 million in the six months ended February 28, 2001 from $6.8 million in the six months ended February 29, 2000 due primarily to increased enrollments and improved utilization of instructional costs and services and general and administrative expenses.

QUARTERLY FLUCTUATIONS IN RESULTS OF OPERATIONS

      University of Phoenix Online may experience seasonality in its results of operations primarily as a result of changes in the level of student enrollments. While students are enrolled throughout the year, average enrollments and related revenues may be lower in some quarters than others. Most expenses do not vary directly with revenues and are difficult to adjust in the short term. As a result, if revenues for a particular quarter are lower than another, operating expenses may not be able to be proportionately reduced for that quarter.

LIQUIDITY AND CAPITAL RESOURCES

      University of Phoenix Online currently is able to provide for its own capital expenditures and cash required for operations. All of its cash receipts and cash disbursements are processed by Apollo on behalf of University of Phoenix Online. Cash generated by Apollo Education Group and University of Phoenix Online has been and will continue to be managed centrally by Apollo. University of Phoenix Online’s liquidity could be adversely affected by the investment decisions Apollo makes.

      Net cash provided by operating activities increased to $20.5 million in the six months ended February 28, 2001 from $5.5 million in the six months ended February 29, 2000. The increase resulted primarily from increased net income and a larger increase in student deposits and deferred revenue.

      Capital expenditures activities increased to $4.8 million in the six months ended February 28, 2001 from $2.3 million in the six months ended February 29, 2000 primarily due to continued growth in operations. Total purchases of property and equipment for the year ended August 31, 2001 are expected to range from $4.0 to $6.0 million. These expenditures will primarily be related to increases in normal recurring capital expenditures due to the overall increase in students and employees resulting from the growth in the business. In addition, University of Phoenix Online is currently incurring costs associated with building an additional facility. Total costs associated with this facility are expected to be $7.5 million of which $2.8 million has been incurred as of February 28, 2001. University of Phoenix Online has entered into an agreement with a third party to purchase this facility upon completion in July 2001 and lease it back to University of Phoenix Online.

      On March 24, 2000, Apollo’s Board of Directors authorized the issuance of a new class of stock called University of Phoenix Online common stock, that is intended to reflect the separate performance of University of Phoenix Online, a division of The University of Phoenix, Inc., a wholly-owned subsidiary of Apollo. Apollo’s other businesses and its retained interest in University of Phoenix Online are referred to as “Apollo Education Group.” On October 3, 2000, an offering of 5,750,000 shares of University of Phoenix Online common stock was completed at a price of $14.00 per share. At the time of the offering this stock represented a 10.8% interest in that business with Apollo Education Group retaining the remaining 89.2% interest in University of Phoenix Online.